FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 26, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Schedule 11 Notice dated 26 July 2005

British Energy Group plc
26 July 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or (iii) both
                                                (i) and (ii)

       BRITISH ENERGY GROUP PLC                 (ii)


3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       ADRIAN MONTAGUE                          N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OF REMUNERATION 550 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       550 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       3,258 SHARES                             22 JULY 2005
       91 WARRANTS

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (iii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       BILL COLEY                               N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 476 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       476 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       8,466 SHARES                             22 JULY 2005

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can
                                                be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or
                                                (iii) both (i) and (ii)
       BRITISH ENERGY GROUP PLC
                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       PASCAL COLOMBANI                         N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 476 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       476 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       3,143 SHARES                             22 JULY 2005

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       JOHN DELUCCA                             N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 484 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       484 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       3,161 SHARES                             22 JULY 2005
       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time               notification
       of exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial                               to a person connected with a person
       responsibilities/director                discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       IAN HARLEY                               N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 476 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       476 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       3,183 SHARES                             22 JULY 2005
       84 WARRANTS

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       DAVID PRYDE                              N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 484 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       484 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       8,197 SHARES                             22 JULY 2005

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       CLARE SPOTTISWOODE                       N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 476 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       476 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       3,234 SHARES                             22 JULY 2005

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS



Please complete all relevant boxes should in block capital letters.


1      Name of the issuer                 2     State whether the notification
                                                relates to (i) a transaction
                                                notified in accordance with DR
                                                3.1.4R(1)(a); or

                                                (ii) DR 3.1.4(R)(1)(b) a disclosure
                                                made in accordance with section 324
                                                (as extended by section 328) of the
                                                Companies Act 1985; or

       BRITISH ENERGY GROUP PLC                 (iii) both (i) and (ii)

                                                (ii)

3      Name of person discharging         4     State whether notification relates
       managerial responsibilities/             to a person connected with a person
       director                                 discharging managerial
                                                responsibilities/director named in
                                                3 and identify the connected person

       ROBERT WALMSLEY                          N/A

5      Indicate whether the notification  6     Description of shares (including
       is in respect of a holding of the        class), debentures or derivatives
       person referred to in 3 or 4 above       or financial instruments relating
       or in respect of a non-beneficial        to shares
       interest

       BENEFICIAL INTEREST                      10p ORDINARY SHARES

7      Name of registered shareholders(s) 8     State the nature of the transaction
       and, if more than one, the number
       of shares held by each of them

       VIDACOS NOMINEES                         AS PART OT REMUNERATION 476 SHARES
                                                WERE PURCHASED

9      Number of shares, debentures or    10    Percentage of issued class acquired
       financial instruments relating to        (treasury shares of that class
       shares acquired                          should not be taken into account
                                                when calculating percentage)

       476 SHARES                               0.0%

11     Number of shares, debentures or    12    Percentage of issued class disposed
       financial instruments relating to        (treasury shares of that class
       shares disposed                          should not be taken into account
                                                when calculating percentage)

       N/A                                      N/A

13     Price per share or value of        14    Date and place of transaction
       transaction

       392.75p                                  22 JULY 2005, LONDON

15     Total holding following            16    Date issuer informed of transaction
       notification and total percentage
       holding following notification
       (any treasury shares should not be
       taken into account when
       calculating percentage)

       4,598 SHARES                             22 JULY 2005

       0.0%

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17     Date of grant                      18    Period during which or date on which
                                                it can be exercised

       N/A                                      N/A

19     Total amount paid (if any) for     20    Description of shares or debentures
       grant of the Option                      involved (class and number)

       N/A                                      N/A

21     Exercise price (if fixed at time   22    Total number of shares or debentures
       of grant) or indication that price       over which options held following
       is to be fixed at the time of            notification
       exercise


       N/A                                      N/A

23     Any additional information         24    Name of contact and telephone number
                                                for Queries

       N/A                                      JOHN SEARLES 01506 408715

Name and signature of duly authorised officer of issuer responsible for making notification


Robert Armour (Company Secretary)

Date of notification: 25 JULY 2005



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 26, 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations